FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece

H1 2009 Results

•                  Net profits in H109 reached €708 million (-13%), pre-crisis levels.

•                  Increase in pre-provision profits to €1,500 million in H109, +21%.

•                  Net profits of €391 million in Q209, up by 23% compared with the 1st quarter.

•                  €2.5 billion net increase in domestic lending, 11% annualized rate credit expansion in 2009.

•                  Increase in provisions to €494 million in H109, with accumulated provisions nearing €2,000 million.

•                  A deceleration in operating expenses, with the efficiency ratio (revenues/expenses) at the historic low of 44%.

•                  Group loan increase +12% compared with end-June 2008.

•                  €1,400 million new mortgage loans in the first half of 2009.

•                  €1,600 million loans through the TEMPME program for SMEs so far in 2009.

•                  €2,200 million new deposits in the 2nd quarter led the Loan/Deposit ratio to the low of 94%.

•                  Finansbank:  record profitability of €219 million, up 15% from the 1st half of 2008.

•                  SE Europe: satisfactory profitability (€64 million), all countries were profitable.

•                  Leading capital adequacy.

•                  Following the recent capital increase, equity exceeds €8.5 billion.

•                  Increase in the Tier 1 ratio to 12.2% — top among European banks

At the second anniversary of the crisis, as a result of the steady implementation of a focused medium-term business strategy — a continued focus on growing the top—line, strict cost and capital control and conservative risk management — as well as having quickly executed the necessary operational adjustments in response to the crisis, the NBG Group was among the top European banks in terms of capital strength and quality as well as liquidity and operating performance. Testament to our capabilities is the solid results for the 2nd quarter and the 1st half of 2009.

From this position of strength and the proven robustness of our business model, we recently undertook a pre-emptive Rights Issue so as to obtain strategic flexibility. Its success was a clear vote of confidence from our shareholders towards our business model. I wish to thank them and our staff for their tremendous support and wish to assure them of our commitment to continue creating value for their benefit. With a gradually improving global environment, I now feel even more confident that we will be able to deliver even stronger performance going forward, which will allow us to refocus on our medium-term strategy of establishing further our leading position in the region.

Athens, August 2009
Takis Arapoglou
Chairman and CEO

Group net profit for H1 2009 totalled €708 million, down 13% yoy. However, net profit in Q2 2009 amounted to €391 million, up 23% on the previous quarter.

Sustained profitability at pre-crisis levels and the Q2 2009 trend toward further strengthening stemmed from improvements in all of the Group’s sources of income, including trading income. This dynamic in core profitability is highlighted by profits before provisions, which in H1 2009 amounted to €1.5 billion, up 21% yoy.

The rebound in the Group’s profitability to pre-crisis levels reflects the soundness of its business model, the value of its prudent risk management over time, its balanced growth strategy, and the timely adjustment of the Group to crisis conditions. Specifically:

•                                         Net profit from domestic business grew by 41% qoq to €249 million. This improvement in the second quarter led H1 profitability to €426 million, thereby reducing the difference with H1 2008 to just 13%, a difference which was due to higher provisions in the current period. Notably, profit before provisions in Greece totalled €933 million in H1 2009, up 25% on 2008.

•                                         Finansbank posted profits of TRY469 million (€219 million), up 10% qoq and 15% yoy, despite higher provisions in the current financial year. This performance corresponds to 31% of total Group profits. The gradual stabilization and improving economic outlook impacted positively on the core profitability of the banking sector in Turkey, thereby pushing Finansbank’s profitability before provisions up 40% yoy and 5% qoq.

•                                          Last, a decline of 40% yoy was posted in the net profit of the Group’s operations in Southeast Europe, which totalled €64 million, contributing 9% to the overall profitability of the Group. Despite the adverse economic climate in the region and the higher provisions, the Group continues to post profits in all the countries where it operates. The profits before provisions of its SE European affiliates remain consistently at pre-crisis levels, suggesting that recovery will strengthen as provisions for NPLs are scaled down.

These results led Group ROE in Q2 2009 to 24%, two percentage points higher than the previous quarter, a level comparable with the pre-crisis period. This performance was achieved within a very hostile environment, which continues to assail the banking sector, despite signs of stabilization in Q2 following a period of extreme turbulence. The crisis is by no means over and continues to burden the activities of the Group, demanding maximum vigilance.

Consistent management of doubtful debt shields NBG from the fallout of the crisis

Despite the ongoing crisis, doubtful debt has grown modestly, confirming expectations of only a moderate impact on the quality of the loan book. Indeed, the NPL ratio stood at 4.4% compared with 3.7% in Q1 2009.

This development reflects the prudent risk management of the Group over time, which has meant that the loan book is concentrated in well collateralized, low risk sectors such as mortgages and financing to businesses and to the wider public sector, which together comprise more than 85% of the Group’s aggregate loan book. The limited exposure of the Group to more crisis-sensitive lending sectors (consumer credit, cards, etc.) has helped cushion our loan book from the fallout of the credit crunch.

Despite the gradual flattening out of NPL creation, the Group continues to apply its conservative and prudent provisioning policy. In H1 2009, the Group formed provisions totalling €494 million (€260 million in Q2 2009) compared with €180 million in H1 2008.

This provisioning level corresponds to around 1.5% of the average loan balance on an annualized basis, and is covered threefold by Group profitability before provisions, which in H1 2009 was equivalent to 4.5% of the average loan balance.

The Group’s conservative and prudent provisioning policy has meant that its accumulated provisions amount to €2 billion and already cover 2/3 of loans in arrears, before taking into account collateral.

The ample coverage of NPLs by accumulated provisions and collateral, in combination with the Group’s strong profitability before provisions in Greece and abroad, enables us to withstand even the worst-case scenarios for NPLs in Greece and the wider region, without affecting our strong capital adequacy.

Financing continues to grow

Despite the adverse impact of the credit crisis and the recessionary pressures in most of the countries of the region, the loan book continues to grow at a steady pace, mainly thanks to further credit expansion in Greece.

Specifically, the Group succeeded in increasing its aggregate loan book by 12% on an annual basis to €68.5 billion in H1 2009.

Since the beginning of the year, lending growth in Greece has exceeded 5%, while in Turkey it posted marginal growth and in SE Europe it remained flat, despite the generalized underfinancing of the economies of the region. The outlook for recovery in the global economy over the coming quarters generates well-founded expectations for positive lending growth in the wider region in the second half of the current year.

Greece: €2.5 billion net loan growth

Notwithstanding slack demand, the Bank leveraged its strong liquidity to step up the flow of funding to Greek businesses and households. In H1 2009, net growth in NBG’s loan book in Greece topped €2.5 billion, in spite of the fact that the overall magnitude of the market remained virtually unchanged (+€338 million), bringing NBG’s total lending in Greece to €48.6 billion.

This performance corresponds to annualized credit expansion of around 11%, which outperforms the Group’s credit growth target for Greece and underscores NBG’s commitment to maintain an uninterrupted flow of financing to the Greek economy and thereby mitigate the fallout from the credit crisis on important sectors of the national economy. SME lending played a key role in this performance, with loans in this sector growing by around 37% on an annualized basis.

Growth in retail banking was also positive, despite the generalized decline in demand. Retail lending in H1 2009 totalled €31.5 billion. Net growth in the retail loan balance in the same period was close to €2 billion, an increase of the order of 13% on an annualised basis. Specifically:

•                                          Mortgages grew by 12% yoy to approximately €20 billion.

•                                          Disbursements of new housing loans in H1 2009 exceeded €1.4 billion. Total mortgage disbursements by NBG correspond to 43% of aggregate disbursements in the Greek market, demonstrating the importance that NBG attributes to maintaining normal financing flows to this product segment

•                                          Consumer loans and cards grew by 12% yoy to €7.0 billion. In H1 2009, net growth in consumer loans amounted to €324 million, bringing the current year’s growth rate to 10%, a particularly encouraging pace given the contraction in demand.

•                                          The lending balance to professionals and SMEs posted positive growth of around 37% on an annualised basis in H1 2009 to €5 billion.

•                                          Disbursements of loans to SMEs via the lending programme coordinated by the Guarantee Fund for Small Enterprises (TEMPME) have shown remarkable growth. NBG has been participating in the programme since its inception, demonstrating its commitment to support the business community and enhance firms’ liquidity during the current climate. The total magnitude of loans approved by the Bank within the framework of this loan programme is €1.6 billion disbursed to 16,616 firms. This corresponds to 34% of the funds of the programme, making NBG the front runner in this specific lending initiative.

Last, net growth in lending to medium and large corporates topped €500 million in H1 2009, which corresponds to a 6% increase on an annualised basis, in line with the targets set by the Bank for its funding to Greek businesses.

Deposit growth exceeds credit expansion

Group deposits grew to €71 billion in H1 2009, up by €7 billion on pre-crisis levels (+10%). This trend continued throughout the second quarter of the year, in which the Group added almost €2 billion in new deposits, more than meeting loan growth over the same period.

It is significant that this increase stems primarily from a shift in private savings to sight and savings deposits, to which NBG added over €1.8 billion in the second quarter alone. As a result, Group lending as a whole is covered by deposits, with the loan-to-deposit ratio improving further to 94%, despite the growth in the loan book.

The Bank’s strong liquidity and, above all, its composition comprise a substantial competitive advantage, particularly in the current environment.

Balanced growth mitigates the impact of shrinking margins

Group net interest income stood at €1.9 billion, up 11% yoy. This result was achieved within conditions of gradual normalization in the global money markets and reflects mainly the de-escalation in negative margins on time deposits and the growth in sight and savings deposits.

The Bank’s participation in financing to the Greek state (an area in which the Bank traditionally plays a leading role) was a key contributing factor in maintaining interest income at record highs.

Last, the adjustment of the price of the Group’s assets to the new state of play in credit risk margins also played a role.

As a result, Group net interest margin stood at 408 basis points, remaining firmly above the 4% level.

Efforts to contain costs continue

Efforts to contain growth in the Group’s operating costs are ongoing. In H1 2009 growth in operating costs was contained at +6% yoy, a particularly positive trend given the growth in the branch network (+91) and modernization investments in SE Europe and Turkey in the second half of 2008.

Accordingly, the cost/income ratio stood at 44%, a new record in efficiency for the Group, ranking it among the most efficient banking organizations in Europe.

Fully aware of the particularly adverse environment in which the banking sector is currently operating, the NBG Group continues its cost cutting policy unabated, aiming at a radical restructuring of its cost base for the post-crisis period.

Finansbank: sustained profit growth in the face of the global financial storm

The net profit of Finansbank grew by 10% qoq and 15% yoy to TRY469 million (€219 million), equivalent to around 31% of total Group profits.

This performance is due to the growth in core profitability, as reflected in profit before provisions, which increased by 40% on the pre-crisis period of H1 2008 and 5% qoq. This underscores the strong fundamentals of the Bank that enable it to boost its core earnings despite the adverse climate and sluggish demand faced by the Turkish economy.

At the end of H1 2009, Finansbank’s lending totalled TRY22.8 billion (€10.6 billion), up 10% on an annual basis.

The negative growth rate of the Turkish economy in H1 2009 led to flat growth in Finansbank’s lending compared with the end of 2008. Specifically

•                                          Retail lending remained at the forefront of Finansbank’s growth trajectory and has continued to grow at an impressive 32% annually. In H1 2009, retail loans totalled TRY11.0 billion (€5.1 billion). Mortgage and consumer lending presented a strong dynamic, growing by 32% and 33% respectively yoy.

•                                          On the other hand, business lending posted a decline of 5% on an annual basis, to TRY11.8 billion (€5.5 billion) at the end of June, reflecting the general adjustment in pricing of credit risks and the credit scoring criteria applied by the Group in Turkey.

Despite the adverse economic environment that persisted throughout the second quarter of 2009, developments in NPLs served to justify our expectations for a gradual easing in the rate of new NPLs, bringing the NPL ratio to 4.7% of total loans, well below the average for the Turkish market.

Finanbank’s deposits posted an excellent performance, as they continued to grow (up 7% yoy), as a result of the Bank’s strategy to broaden its deposit base, particularly in local currency. At the end of H1 2009, local currency deposits totalled TRY9.5 billion (€4.4 billion) compared with TRY7.2 billion (€3.7 billion) in H1 2008, up 31% yoy.

Growth in Finansbank’s deposit base in local currency led the loan-to-deposit ratio to 124%, a particularly strong performance especially as residual financing is funded by medium-term borrowing from the international markets (non-Group) with maturity extending up to 2013.

The combination of customer deposits and medium-term borrowing has made Finansbank virtually self-funded, meaning that its cross-border borrowing from the Group has been drastically reduced during the course of the year.

The first phase of the scheduled expansion of Finansbank’s branch network was completed in 2008, and accordingly only three more branches have been added in H1 2009, bringing the total to 461 branches.

The anticipated turnaround in the Turkish economy in H2 2009 will allow the Group to reassess the best time to commence the second phase of expansion of Finansbank’s network in the country.

SE Europe: satisfactory core profitability — lending and deposits remain unchanged

All the NBG affiliates in SE Europe posted profitability in H1 2009, in terms of both operating and net profits, absorbing the higher provisions for doubtful debt.

Specifically, net profit from operations in SE Europe amounted to €64 million in H1 2009, compared with €107 million a year earlier, burdened by high provisions (€77 million in 2009 compared with €25 million in 2008). On the other hand, profit before provisions amounted to €146 million, remaining at the pre-crisis levels of H1 2008.

Growth in operating expenses was contained at 3% yoy. This substantial slowdown was assisted by the completion of the Group’s branch network expansion programme in the region, which today includes 751 branches and 9,500 employees.

Total lending in SE Europe stood at €9.3 billion (including the €1.1 billion lending balance of the Cypriot franchise), presenting a marginal decline on the beginning of the year by €71 million, as loan repayments have matched new production. There has been a steady decline in the non-secured loan portfolio (consumer loans), to which the Group is systematically reducing its exposure in the region.

Total deposits amounted to €5.2 billion, up by €110 million since the beginning of the year, a positive trend considering that the deposit market overall in these countries declined by 4% over the same period.

The quality of the loan book in SE Europe remains satisfactory, with NPLs comprising just 3.8% of the total loan book, reflecting the defensive restructuring of the Group’s portfolio in the region, 80% of which is secured by a high level of collateral. Note that in the Group’s key markets in SE Europe (Romania and Bulgaria) the NPL ratio is substantially lower than that of the market.

Share capital increase: €1,250 mn enhance NBG’s strategic flexibility

On 16 June 2009 NBG announced its decision to increase its share capital by €1,250mn. The share capital increase was covered 2.2 times, reflecting the investors’ support in the Management’s strategy.

The share capital increase is a strategic move that provides NBG with capital flexibility and competitive advantage, taking into consideration the forthcoming changes in the international regulatory framework for capital adequacy and the corresponding expectations of investors.  At the same time, the share capital increase enables NBG to exploit growth opportunities as part of its strategy to enhance the Group’s leading presence in SE Europe.

Capital adequacy: consistently ranking among the top European banks

Total Group shareholders’ equity at the end of June 2009 amounted to €7.2 billion, up by €725 million on the previous quarter, not including the €350 million of Hellenic Republic preference shares.

This increase reflects, on the one hand, the robust profitability of Q2 2009 (€391 million) and, on the other, the upturn in the money, capital and equity markets after March 2009, particularly the margin of the Hellenic Republic, which added more than €300 million to the Group’s equity.

Group shareholders’ equity grew further, to over €8.5 billion, as a result of the rights issue carried out in July and the successful reacquisition of hybrid Tier I securities.

The Tier I capital adequacy ratio, taking into account the €1,250 million increase in share capital and the reacquisition of hybrid Tier I securities, stands at a record 12.2%, ranking NBG among the top European banks in terms of capital adequacy.

The Equity Tier I ratio, which does not include hybrid capital and preference shares, is estimated to be around 10.8%, again ranking NBG among the top European banks in terms of the structural quality of its equity.

The combination of high liquidity and a strong capital base provides the Group with the foundations on which it can continue to build its growth in Greece and abroad, and secures stability even in the eventuality that the economic environment deteriorates yet further.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date : 28th August, 2009
Chairman - Chief Executive Officer